AVINO SILVER & GOLD MINES LTD.

Annual Report 2005

AVINO IN 2005

For the past four years, Avino Silver & Gold Mines Ltd. has built its growth strategy around silver, primarily in Mexico but also throughout western North America. Believing this versatile metal is undervalued and poised for long-term higher prices, we’ve built a portfolio of silver projects from Canada’s Yukon territory to Mexico’s Durango state.

Avino has a long history of mining and exploration. The Avino Mine in Mexico operated almost continuously from 1974 to 2001. In its 27 years of operation, it produced approximately:

•	16 million troy ounces silver
•	100,0000 troy ounces gold

The mine also yielded significant quantities of copper, lead and zinc. Operations were suspended due to low metals prices and a smelter’s closure to toll processing. Management is now examining options for re-opening the mine and exploring its extensive concessions.

Cover photo:
The Avino open cut and what the Spaniards described in the 1500s as “A mountain of silver.”

Avino’s portfolio of silver and gold projects in Canada and Mexico range from relatively “raw” properties, such as Aumax, to the long-established Avino Mine.

Eagle Property, Yukon Territory
High-grade prospect. Near the United Keno Hill silver camp.

Olympic Property, British Columbia
Drilling in 1988 and 2004 encountered silver and gold. Further drilling planned.

Aumax Property, British Columbia
High-grade silver and gold in a historic region. Further exploration and drilling planned.

Avino Mine, Mexico
Operated continuously for 33 years. Large resource of silver, gold and copper. Investigating new targets and options for cyanide leaching of the existing mine tailings.

Coneto Property, Mexico
Former producer of silver and gold.

TO OUR SHAREHOLDERS:

I’m pleased to present Avino’s 2005 annual report, documenting the 37th year in our history of mining and exploration.

While silver prices maintained an average of US$6.70 per ounce in 2004, we enjoyed another year of progress towards our objectives:

1)	complete the acquisition of the outstanding 51% interest in Cia Minera Mexicana de Avino S.A. de CV who have operated the Avino silver mine near Durango, Mexico since 1974;

2)	examine the technical and economic feasibility of recovering silver and gold from the Avino mine tailings;

3)	advance feasibility for re-opening the Avino mine;

4)	continue exploration of our silver and gold properties in Western Canada.

Acquiring Cia Minera
In June of 2004 we completed our agreement to purchase the remaining 51% of Cia Minera Mexicana de Avino S. A. de C.V. The agreement is now awaiting regulatory approval pending completion of a technical study on the Avino mine tailings. Once the agreement has been approved, Avino will own 100% of Cia Minera and control the Avino Mine. To support our acquisition we commissioned a preliminary feasibility of the project. Prior investigations identified, for shorter-term profitability, cash flow from recovering silver and gold from the oxide portion of the Avino tailings to finance development of reserves in the underground mine and exploration of adjoining mineral concessions.

The Avino Tailings: 6.1 Million Ounces of Silver
The investigation carried out by Bryan Slim, P. Eng, of MineStart Management Inc., identified historical records showing a tailings oxide estimate of 2.4 million tons containing 6,154,000 ounces of silver and 33,950 ounces of gold. Metallurgical testing of tailings samples gave silver and gold recoveries of 88% by cyanide. Flotation achieved recoveries of 49% for silver and 39% for gold.

Investigating New Targets at Avino
The Avino mine was closed in 2001 owing to low metal prices and smelter availability. However, there are various veins within other mineral concessions in the Avino block held by Cía Minera with excellent targets identified from prospecting.

Exploration in Western Canada
Exploration last year on our Canadian projects was limited to drill programs on the Olympic Property. Results from this work are summarized later in the report.

Looking Ahead
We will work to bring the Avino tailings into production as quickly as possible and re-evaluate the Avino mine. These two goals represent our focus for the coming year.
I’m most grateful for the support, hard work and creativity of our directors, management and staff. We all look forward to a very exciting year in 2005.

On Behalf of the Board of Directors,

David Wolfin, President

THE AVINO MINE

PROJECT SUMMARY

Location:
82 kilometers northeast of Durango, Mexico, Durango State

Mining Methods:
Open pit until 1993; underground from 1993 to 2001

Historic Sales- 1974 to 2001:
Silver: 16 million troy ounces
Gold: 100,000 troy ounces

The Avino Mine, located near Durango, Mexico, opened in May of 1974. It operated for 27 years and provided hundreds of jobs for people of the Durango area. At the time mine operations were suspended in 2001, silver sold for approximately US$4.40 per ounce and gold about $270 per ounce. The mine’s ore was worth about the same as minesite costs. With no profit margin, and with the closing of a key smelter, the mine operations were suspended.

Immediate Opportunity: Tailings Processing
MineStart Management Inc. is completing a preliminary feasibility study for the recovery and processing of the oxide mine tailings deposited between 1974 and 1993. If the historical tonnage and grades are confirmed and recoveries of 70% achievable for silver and gold, at current metal prices a gross revenue of $US45 million would be possible.
Field work carried out during June and July of 2004 included backhoe test pitting which yielded some 200 kg of samples which were used for detailed metallurgical testing.

Potential for New Deposits
The defining study on the potential of the Avino Mine was conducted by mining giant Luismin S.A. de C.V. in May of 1993. This exhaustive investigation looked at the property’s then known ore zones and the potential for new deposits. It also identified the following historical reserves:

Metric tonnes	Au g/t	Ag g/t	Cu%
4,883,870	1.47	129.77

A number of recommendations were made for further exploration. Most of these recommendations were not carried out because of the focus on production at the time, so they remain as valid today as they were 12 years ago. These form the basis of our current exploration studies and plans.

EXPLORATION PROJECTS - CANADA

Olympic Property, British Columbia
The primary target of both the 2004 and 2005 programs was the Margarita Zone, where mapping, trenching and diamond drilling by Avino located gold and silver in 1988. Drilling in that program produced assays as high as .773 oz Au/ton and 2.59 oz Ag/ton.

The 2005 drilling did not intersect the Margarita Zone. One hole was drilled from the east but was abandoned at 21.3 meters due to bad ground conditions. Further trenching and drilling to evaluate targets further to the south are planned for the 2005 summer season.

With the nearby Bralorne gold mine now in its bulk Testing phase, the Olympic property has become much more attractive for exploration, as has the entire Bridge River/Bralorne region.

Avino conducted drilling on the Olympic property in January of 2005. This program followed up on work conducted in early 2004 which located a new gold zone assaying 4.32 g/t Au over 2.8 meters in hole 04-OK-03.

Aumax Property, British Columbia
The large Aumax Property, located 16 kilometers southwest of Lillooet in southwestern British Columbia, covers nearly 10 square kilometers. Prospecting since 1999 has resulted in high-grade silver and gold assays in soil, rock and trench samples. Silver values have ranged as high as 18 oz/ton with gold assays up to 0.30 oz/ton.

Geological studies conducted late in 2002 concluded that the discoveries to date lie downslope of the mineral source. A subsequent report recommended a Phase 1 program of more prospecting, geological mapping and additional soil sampling to determine the source of the mineralization. Based on the results of this program, Phase 2 exploration would include trenching and possible diamond drilling. Avino plans a drill program for the property, expected to begin in summer, 2005.

Eagle Property, Yukon Territory
Located in the historic Keno Hill District, the Eagle Property has produced very high assays for silver since exploration first occurred there in 1964. This discovery became known as the Eagle Vein, and it clearly justified further exploration.

A study carried out in August 2002 recommended geochemical and geophysical exploration to examine the continuity of the Eagle Vein. Drilling and underground exploration would follow based on the success of the initial work.

SILVER: 2004 AND BEYOND
Another year of supply deficit

Although final figures for 2004 are not yet available, CPM Group of New York has projected that silver demand will exceed supply by 51 million ounces. If confirmed, 2004 would represent the sixteenth straight year of a supply deficit in the silver market. This imbalance, along with increased investment interest, contributed to the improvement in silver prices for 2004 and into 2005.

Silver Price up 13% in 2004
At the time of this report, in late May, silver sold for approximately US$7.15, well above the $6.50 range where silver began the year. In 2004, silver opened at $6.00 and closed out the year at $6.80, an increase of 13%. Since July of 2004, silver has not dropped below $6.00 and has traded as high as $8.04 (occurring in December, 2004).

Continued Strength Forecast in 2005
According to both CPM Group and The Silver Institute, increasing industrial demand, relatively unchanged photographic demand and an overall demand that continues to grow at a faster pace than mine supply should contribute to a continuing strong silver market for the rest of 2005.

HIGHLIGHTS

▪	Demand (782 million ounces) exceeded supply (731 million ounces) in 2004—an imbalance of 51 million ounces.

▪	Worldwide industrial demand and overall demand expected to increase again in 2005.

▪	Silver prices increased by 13% in 2004

▪	and had increased by another 5% in 2005 (to the end of May).

▪	Demand continues to outpace supply in 2005, a trend that will very likely hold for the year.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis of the operations, results and financial position of Avino Silver & Gold Ltd. (the "Company") for the year ended January 31, 2005 should be read in conjunction with the January 31, 2005 Financial Statements and the notes thereto. The effective date of this Management's Discussion and Analysis ("MD&A") is May 13, 2005. Additional information relating to the Company is available on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS

Except for historical information, the MD&A may contain forward looking statements. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements.

BUSINESS DESCRIPTION

The Company's principal business activities are the exploration and development of mineral properties. The Company holds mineral claims in the Yukon and British Columbia. The Company also holds a 49% equity interest in Cia de Minera Mexicana de Avino, S.A. de C.V., a Mexican corporation which owns the Avino Silver Mine, located in Durango, Mexico ("Avino Mine").

Cia Minera

The Company commissioned a preliminary feasibility study into the recovery of silver and gold from the Avino Mine tailings in Mexico. Production records and a 35 hole, drilling program in 1990 indicate, for the oxide material from the open-pit, an historical two million tonne with assays of 88 g/t silver and 0.48 g/t gold. A scoping review earlier this year indicated a profit potential for reprocessing. There is also a further historical 3 Mt of sulphide tailings from the underground mine. The Avino Mine was closed in 2001 owing to low metal prices and smelter availability.

The tailings were accumulated between 1976 and 2001 when the Avino Mine was in production and Avino Silver and Gold Mines Ltd was a minority shareholder in Cía de Minera Mexicana de Avino, S.A. de C.V. owners and operators of the mine.

Field work carried out June/July this year included back-hoe test pitting from which samples are now under going detailed metallurgical testing.

The feasibility work is under the direction of Bryan Slim MBA, PEng of MineStart Management Inc. Bryan Slim, who is a qualified person under NI 43-101, carried out the earlier scoping review.

The Company has signed an agreement to acquire the remaining outstanding 51% of Cía Minera, subject to TSX Venture Exchange Approval, and will be issuing a qualifying report, which will include the findings of the preliminary feasibility work, in support of the acquisition.

Olympic Property

The planned drill program on the Company's Olympic Property ("the Property") was completed. The Property consists of 20 reverted crown grants, one 15 unit mineral claim and three fractions totaling approximately 662.5 hectares, located on the south side of Carpenter Lake, five kilometers northeast of Goldbridge in the Lillooet Mining Division, British Columbia, Canada, NTS 092J15. The Property is owned 100% by the Company.

A trenching and drilling program, carried out on the Property in 1988 by Game and Sampson, outlined a very interesting area, the Margarita Zone, that warrants more work. In the Margarita Zone, hole OLY 88-4 returned 24 g/t gold over 0.85 metres (0.773 opt over 2.8') within a much wider intersection of 8.2 g/t gold over 3.48 metres ( 0.264 opt over 11.48'). The true width of this zone is estimated to be 1.47 metres (4.9'). A large part of the zone is listwanite, indicating the potential for better grade mineralization immediately below this intersection. Hole OLY 88-6 cut the same zone 75 metres to the northwest and returned 4.26 g/t gold over 1.34 metres ( 0.137 opt over 4.4') within an eight metre section (5.6 m [18.4'] true width) of mainly listwanite. The area of these intersections is approximately 50 metres off of the Gray Rock road and could be easily accessed for mining purposes by an underground ramp from the road.

Drilling in February and March of 2004 was unsuccessful in intersecting the Margarita Zone. Two further drill holes have been planned to test the Margarita Zone from the opposite direction. A hole was successfully drilled from this set-up in 1983 which tested the Leckie Zone, but did not penetrate far enough to test the Margarita Zone. If these holes are successful in confirming and extending the mineralization intersected in holes OLY 88-4 and 88-6, further work is planned to develop underground access to this zone. Mineralization developed by this work could be trucked 16 kilometers to the Bralorne mill for processing.

A drilling program was carried out on the Property in January, 2005 to test the Margarita Zone. Historic drilling on the Margarita Zone returned 24 g/t gold over 0.85 metres (0.773 opt over 2.8') within a much wider intersection of 8.2 g/t gold over 3.48 metres ( 0.264 opt over 11.48') in hole OLY 88-4. The true width of this zone is estimated to be 1.47 metres (4.9'). A large part of the zone is listwanite, indicating the potential for better grade mineralization immediately below this intersection. Hole OLY 88-6 cut the same zone 75 metres to the northwest and returned 4.26 g/t gold over 1.34 metres ( 0.137 opt over 4.4') within an eight metre section (5.6 m [18.4'] true width) of mainly listwanite. The area of these intersections is approximately 50 metres off of the Gray Rock road and could be easily accessed for mining purposes by an underground ramp from the road.

Drilling in January of 2005 was unsuccessful in intersecting the Margarita Zone. One hole was drilled from the east to attempt to intersect the zone. This hole was abandoned at 21.3 metres because of bad ground conditions. No values of economic interest were returned from samples taken from the hole. Further trenching and drilling to evaluate targets further to the south outlined by Sampson and Game in 1988 are planned for the spring and summer of 2005.

The Company is also planning a drill program on its Aumax property, located 26 kilometres by road southwest of Lillooet. This program is planned to commence May 20th, 2005.

RESULTS OF OPERATIONS

Three months ended January 31, 2005 ("Q4-2005") compared with the three months ended January 31, 2004 ("Q4-2004").

Operating and administrative expenses

Operating and administrative expenses totaled $146,899 for Q4-2005 compared with $147,045 for Q4-2004, a decrease of $146. Although there was very little change in the total expense amount there was an increase of $17,600 in salaries and benefits costs and professional fees but a decrease of $18,618 in regulatory and compliance fees for Q4-2005.

Loss for the period

The loss for the three months ended January 31, 2005 was $218,801 compared with a loss of $158,290 for the three months ended January 31, 2004. The increase in loss is mostly due to an increase of $107,319 being charged to operations for due diligence work performed on the proposed acquisition of the remaining 51% interest in Cia Minera Mexicana de Avino, S.A. de C.V., offset by a future tax benefit of $41,200.

Twelve months ended January 31, 2005 ("YTD-2005") compared with the twelve months ended January 31, 2004 ("YTD-2004").

Operating and administrative expenses

Operating and administrative expenses totaled $506,010 for YTD-2005 compared with $331,446 for YTD-2004, an increase of $174,564. The increase is primarily due to increases of $40,770 in stock based compensation, $39,808 in salaries and benefits, $14,140 in professional fees, $22,500 in management fees, $32,086 in office and miscellaneous expenses, $24,849 in travel and entertainment and $15,016 in shareholder and investor relations expenses. These increases are all attributed to increased efforts in promoting the company and providing the framework to support increased exploration and development activities, including the pursuit of acquiring the remaining 51% of Cia Minera.

Loss for the period

Loss for the twelve months ended January 31, 2005 was $814,710 compared with a loss of $445,591 for the twelve months ended January 31, 2004, an increase of $369,119. Higher administrative expenses as discussed above is one reason while an increase of $269,455 being charged operations for the Cia Minera due diligence work is the primary reason.

Interest income increased in the 2005 fiscal year by $33,700. This was a result of $2,000,000 being held in Guaranteed Investment Certificates during the entire twelve month period.

SELECTED ANNUAL INFORMATION

The following financial data is derived from the Company's financial statements for the three most recently completed financial years:

	January 31
	2005	2004	2003
	$	$	$
Total revenues	-	-	-
Loss for the year	(814,710)	(445,591)	(186,991)
Loss per share	(0.08)	(0.06)	(0.03)
Total assets	3,084,430	3,522,548	814,546
Total liabilities	206,173	305,710	380,070
Working capital	2,132,848	2,561,619	(196,610)

The 2004 fiscal year saw the Company dramatically increase its working capital by attaining $3,187,183 through issuing common shares. A portion of the shares issued through these private placements were flow-through shares. The commitment that the Company has to incur additional qualifying Canadian exploration expenditures because of these flow-through shares is $258,378 as at January 31, 2005.

Although the Company did not have any private placements in the 2005 fiscal year, it did generate $425,240 through the exercise of stock options and warrants. The increase in operating and administrative expenses, due diligence of Cia Minera, and Canadian based exploration activities has decreased the working capital by $428,771. However, the Company has reduced current liabilities by $99,537 to $206,173 and has no long term debt.

Summary of Quarterly Results

	2005	2004	2004	2004	2004	2003	2003	2003
Period ended	Jan. 31 Q4	Oct. 31 Q3	Jul 31 Q2	Apr.30 Q1	Jan. 31 Q4	Oct. 31 Q3	Jul 31 Q2	Apr. 30 Q1
Loss	$(218,801)	$(189,442)	$(210,460)	$(196,007)	$(158,226)	$(176,527)	$(64,596)	$(37,166)
Loss per share	(0.02)	(0.02)	(0.02)	(0.02)	(0.02)	(0.02)	(0.01)	(0.01)
Total assets	3,084,430	3,336,978	3,689,608	3,885,992	3,522,538	1,236,245	1,175,313	834,171

Liquidity and Capital Resources

The Company has cash of $2,283,535 and working capital of $2,132,848 as at January 31, 2005. The Company expended $45,903 in YTD 2005 on drilling on the Olympic-Kelvin property. New equity raised by the issue of share capital was $435,789 in YTD 2005.

The Company has sufficient cash on hand at this time to finance planned exploration work on its mineral properties, and maintain administrative operations. Mineral development is capital intensive, and in order to re-commence operations at Cia Minera Mexicana de Avino, S.A. de C.V., the Company may be required to raise new equity capital in the future. There is no assurance that the Company will be successful in raising new equity capital.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with related parties

An amount of $3,145 is due to a company with common directors in regards to exploration and development expenditures paid for by the related party on behalf of the Company.

The Company paid or accrued $59,884 for salaries and benefits and $64,262 for administrative services and expenses to a company controlled by two directors. The total amount due to this company is $138,498.

The Company paid or accrued $60,000 and $12,500 for management and consulting services to a company controlled by a director and a company controlled by a director of a related company respectively.

The Company has an investment in Bralorne Gold Mines Ltd. consisting of 179,149 common shares and a value of $422,848 and in Levon Resources Ltd. consisting of 141,200 common shares and a value of $4,236. These companies are related by way of common directors and common management.

All related party transactions are recorded at the value agreed upon by the Company and the related party. The amounts due to related parties are non-interest bearing, non-secured and due on demand.

Changes in Accounting Policies

Effective February 1, 2004 the Company adopted the new CICA Handbook Section 3870 Stock Based Compensation and Other Stock-Based Payments (“S3870”). Accordingly, the Company recognizes stock-based compensation expense for the estimated fair value of stock options granted to both employees and non-employees. Compensation costs are measured at the fair value at the grant date, and expensed over the expected vesting period. Prior to adopting S3870, the Company had adopted the disclosure-only method for reporting the estimated fair value of stock options granted to employees.

Outstanding Share Data

At January 31, 2005 there were 10,521,775 common shares outstanding.

The following is an analysis of outstanding share options:

Exercise Price Per Share	Expiry Date	Number of Shares Remaining Subject to Options
$0.58	October 23, 2007	80,000
$1.20	October 21, 2008	370,000
		450,000

The following is an analysis of outstanding warrants:

Exercise Price Per Share	Expiry Date	Number of Underlying Shares
$0.52	August 14, 2005	318,000
$1.58	December 19, 2005	2,115,250
		2,433,250

Subsequent Events
Subsequent to year end the following events occurred:

(i)	The Company issued 572,500 stock options with an exercise price of $1.35 per share and an expiry date of April 5, 2010.

(ii)	The Company issued 176,380 common shares for total proceeds of $261,106 pursuant to the exercise of warrants.

(iii)
The Company has submitted an offer on the purchase of mining assets in the Yukon Territory, Canada and paid $100,000 relating thereto. The mining assets include mineral claims, mining leases, Crown grants, mining equipment, buildings and infrastructure, surface leases and parcels of land. The offer is firm and irrevocable until June 15, 2004, at which time the vendor will select a preferred purchaser and return the $100,000 to the non-selected purchasers. The final purchase is subject to due diligence review and negotiations of subsidiary agreements by the preferred purchaser.

AVINO SILVER & GOLD MINES LTD.

Financial Statements

January 31, 2005 and 2004

AUDITORS’ REPORT

To the Shareholders of

Avino Silver & Gold Mines Ltd.

We have audited the balance sheets of Avino Silver & Gold Mines Ltd. as at January 31, 2005 and 2004 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended January 31, 2005 and 2004 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada                “Hoogendoorn Vellmer”

April 29, 2005                  Chartered Accountants

AVINO SILVER & GOLD MINES LTD.
Balance Sheets
As at January 31, 2005 and 2004
	2005	2004
	$	$
ASSETS

Current
Cash and cash equivalents	2,283,535	2,832,457
Accounts receivable	33,138	19,706
Prepaid expenses	22,348	12,282
Due from related parties (Note 9(a))	-	2,884

	2,339,021	2,867,329

Office Furniture and Equipment (Note 3)	2,823	4,033
Mineral Properties Interests (Note 4)	315,501	224,101
Investment in Cia de Minera Mexicana de Avino, S.A. de C.V. (Note 5)	1	1
Investments in Related Companies (Note 6)	427,084	427,084

	3,084,430	3,522,548
LIABILITIES

Current
Accounts payable and accrued liabilities	64,529	45,482
Due to related parties (Note 9(b))	141,644	260,228

	206,173	305,710
SHAREHOLDERS’ EQUITY

Share Capital (Note 7(a))	17,030,084	16,574,340
Contributed Surplus (Note 7(b))	502,973	184,967
Treasury Shares (14,180 Shares, at cost)	(101,869)	(101,869)
Deficit	(14,552,931)	(13,440,600)

	2,878,257	3,216,838

	3,084,430	3,522,548

Approved by the Board of Directors:

“Louis Wolfin” Director      “David Wolfin” Director

AVINO SILVER & GOLD MINES LTD.
Statements of Operations and Deficit
Years ended January 31, 2005 and 2004

	2005	2004
	$	$

Operating and Administrative Expenses
Amortization	1,210	711
Interest	65	7,798
Foreign exchange (gain) loss	(29)	3,786
Management fees	60,000	37,500
Office and miscellaneous	112,591	80,505
Professional fees	34,993	20,853
Regulatory and compliance fees	39,463	43,019
Salaries and benefits	69,310	29,502
Shareholder and investor relations	42,862	27,846
Stock-based compensation	81,540	40,770
Travel and entertainment	64,005	39,156

Loss from operations	(506,010)	(331,446)

Other income and expenses
Interest income	41,999	8,299
Due diligence review of Cia de Minera Mexicana de Avino, S.A. de C.V.	(391,899)	(122,444)

Loss before income taxes	(855,910)	(445,591)
Future income tax benefit recognized on the renouncement of qualified exploration expenditures (Note 8)	41,200	-

LOSS FOR THE YEAR	(814,710)	(445,591)

DEFICIT, beginning of year:
As previously reported	(13,440,600)	(12,995,009)
Adjustment for change in accounting for stock-based compensation (Note 7(d))	(297,621)	-

RESTATED DEFICIT, beginning of year	(13,738,221)	(12,995,009)

DEFICIT, end of year	(14,552,931)	(13,440,600)

BASIC LOSS PER SHARE	(0.08)	(0.06)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	10,410,379	7,015,604

AVINO SILVER & GOLD MINES LTD.
Statements of Cash Flows
Years ended January 31, 2005 and 2004

	2005	2004
	$	$
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Loss for the year	(814,710)	(445,591)
Items not affecting cash:
- Amortization	1,210	711
- Stock-based compensation	81,540	40,770
- Future income tax benefit recognized on the renouncement of qualified exploration expenditures	(41,200)	-

	(773,160)	(404,110)
Net change in non-cash working capital items (Note 11)	(120,151)	64,124

	(893,311)	(339,986)

FINANCING ACTIVITIES
Shares issued for cash	435,789	3,187,183

	435,789	3,187,183

INVESTING ACTIVITIES
Reclamation bond	-	(10,000)
Purchase of office equipment	-	(4,744)
Mineral properties exploration expenditures	(91,400)	(20,100)

	(91,400)	(34,844)

(Decrease) increase in cash and cash equivalents	(548,922)	2,812,353

CASH AND CASH EQUIVALENTS, beginning of year	2,832,457	20,104

CASH AND CASH EQUIVALENTS, end of year	2,283,535	2,832,457

AVINO SILVER & GOLD MINES LTD.
Statements of Cash Flows (Continued)
Years ended January 31, 2005 and 2004

	2005	2004
	$	$

SUPPLEMENTARY DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES
Share issuance costs paid by issuance of shares	-	220,225
Stock-based compensation	81,540	40,770
Future income tax benefit recognized on the renouncement of qualified exploration expenditures	41,200	-

SUPPLEMENTARY DISCLOSURE OF
STATEMENTS OF CASH FLOWS INFORMATION
Interest expense	65	7,798
Income taxes	-	-

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005 and 2004

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (“Avino”) was incorporated under the laws of the Province of British Columbia. Its principal business activities include the exploration for and development of mineral properties. The Company owns interests in mineral properties in British Columbia and Yukon, Canada.

Avino is in the exploration stage of its mineral properties interests in Canada and has not yet determined whether these properties contain ore reserves which are economically recoverable.  Avino owns 49% of the issued common shares of Cia Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”) a company incorporated in Mexico. Cia Minera’s operations involve the mining of commercial ores and resource exploration and development, including the operation of a silver mine in Mexico. The silver mine has been shut down since March 2002, when operations became uneconomical (Note 5).

The recoverability of amounts shown for mineral property interests and property and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s legal interest in mineral claims, further financing for exploration of its mineral claims, re-development of its mining and processing operations and commencement of future profitable production, or proceeds from the sale of all or an interest in its mineral properties interests.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company will likely be required to raise new financing through the sale of shares to continue with its operations. Realization values may be substantially different from carrying values as shown in these financial statements should the Company be unable to continue as a going concern.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(i) Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents. As at January 31, 2005, the Company has cash and cash equivalents in the amount of $2,223,535 which are over the federally insured limit (2004 - $2,772,457).

(ii)	Office furniture and equipment

Office furniture and equipment are recorded at cost on acquisition and amortized over their estimated useful lives at a rate of 30% declining balance per annum.

Office furniture and equipment are written down to their net realizable value if it is determined that their carrying values exceed estimated future benefits to the Company.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005 and 2004

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(iii)	Mineral properties interests

Avino capitalizes all acquisition costs and related exploration and development expenditures until such time as the property to which they relate is brought into production, abandoned, or deemed not to contain economic reserves. The costs will be amortized on a unit-of-production basis following commencement of production or written off to operations if the property is sold, abandoned or deemed to not contain economic reserves. Proceeds received from option payments are netted against capital costs and related exploration and development expenditures of the optioned property. The amounts shown for mineral properties interests and deferred exploration and development costs represent net costs incurred to date and do not necessarily reflect present or future values.

(iv)	Investments

Investments in the shares of companies over which Avino has the ability to exercise significant influence, but not control, are accounted for by the equity method. Accordingly, the Company includes its share of the investee’s net income or loss for the year in operations. In those instances where the Company’s share in the investee’s net losses exceeds the carrying amount of the Company’s investment, the Company records its share of the investee’s losses only if it has determined that it has obligations or commitments towards the investee.

Investments in the shares of companies over which Avino does not have control or exercises significant influence are accounted for at cost. They are written down when there is a decline in value that is considered other than temporary.

(v)	Foreign currency translation

The foreign currency balances of the Company are translated into Canadian dollars using the temporal method as follows:

Monetary assets and liabilities are translated at the year-end exchange rate.

Non-monetary assets are translated at the rate of exchange in effect at their acquisition, unless such assets are carried at market or nominal value, in which case they are translated at the year-end exchange rate.

Revenue and expense items are translated at the average exchange rate for the year.

Foreign exchange gains and losses are included in operations.

(vi)	Financial instruments

The Company’s financial instruments include cash, accounts receivable, accounts payable and accrued liabilities, and amounts due to related parties. The carrying values of these financial instruments approximate their fair values.

The Company is not exposed to significant interest or credit risk. It is subject to currency risk to the extend that the operations of its Mexican affiliate Cia Minera are conducted in Mexican currency.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005 and 2004

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(vii)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the periods reported. These estimates are reviewed periodically, and as adjustments become necessary, they are reported in operations in the period in which they become known.

(viii)	Income taxes

Future income tax assets and liabilities are recorded where the accounting net book values of assets and liabilities differ from their corresponding tax bases. The benefit of future income tax assets is only recognized when their realization is considered more likely than not.

Effective March 19, 2004, the Company has adopted the CICA Emerging Issues Committee Abstract 146 (“EIC-146”) Flow-Through Shares and accordingly recognizes a future income tax liability on the renouncement of qualified exploration expenditures to its flow-through share investors. The Company further recognizes in operations the benefit of previously unrecorded future income tax assets on the effective date of renouncement of flow-through share related qualified exploration expenditures.

(ix)	Stock-based compensation

Effective February 1, 2004 the Company adopted new CICA Handbook Section 3870 Stock Based Compensation and Other Stock-Based Payments (“S3870”). Accordingly the Company recognizes stock-based compensation expense for the estimated fair value of equity-based instruments granted to both employees and non-employees. Compensation costs attributable to stock options or similar equity instruments granted to employees are measured at the fair value at the grant date, and expensed over the expected vesting period. Transactions in which goods or services are received from non-employees in exchange for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

Prior to adopting S3870, the Company had adopted the disclosure-only method for reporting the estimated fair value of stock options granted to employees. The cumulative effect of the non-recognized fair value of stock options granted to employees in the period from February 1, 2003 to January 31, 2004, in the amount of $297,621, has been charged to opening deficit in the 2005 fiscal year without restatement of prior periods (see Note 7(d)).

(x) Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. Diluted loss per share on the potential exercise of options or warrants is not presented where anti-dilutive.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005 and 2004

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(xi) Site restoration liability

The Company recognizes the fair value of its liability for asset retirement obligations, which in the mining industry are categorized as “site restoration costs”, in the year in which such liability is incurred and can be estimated. Upon recognition of an asset retirement obligation, the capitalized cost of the mineral properties interest is increased by the same amount as the liability. In periods subsequent to initial measurement, the asset retirement obligation is adjusted for both the passage of time and revisions to the original estimates. If the obligation is settled for other than the carrying amount of the liability, a gain or loss on the settlement is recognized. The Company evaluated its site restoration costs to be $nil as at January 31, 2005 (2004 - $nil).

NOTE 3 - OFFICE FURNITURE AND EQUIPMENT

		2005		2004
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
	$	$	$	$

Office furniture and equipment	4,744	1,921	2,823	4,033

NOTE 4 - MINERAL PROPERTIES INTERESTS

Mineral properties interests costs are comprised of the following:
	2005	2004
	$	$
Eagle property (Note 4 (a)):
Acquisition cost, beginning of year	100,000	100,000
Additions	-	-
Acquisition cost, end of year	100,000	100,000
Exploration and development, beginning of year	51	-
Assays	961	51
Travel	2,231	-
Exploration and development, end of year	3,243	51

Total	103,243	100,051

Aumax property (Note 4 (b)):
Acquisition cost, beginning of year	104,000	104,000
Additions	-	-
Acquisition cost, end of year	104,000	104,000
Exploration and development, beginning of year	1,467	-
Assays	2,910
Assessment / taxes	780	192
Geological	11,658	1,275
Exploration and development, end of year	16,815	1,467

Total	120,815	105,467

Balance carry-forward	224,058	205,518

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005 and 2004

NOTE 4 - MINERAL PROPERTIES INTERESTS (Continued)

	2005	2004
	$	$

Balance carried forward	224,058	205,518

Minto property (Note 4 (c)):
Acquisition cost	129,400	129,400
Exploration and development	238,043	238,043

	367,443	367,443
Less accumulated write-down	(367,442)	(367,442)

Total	1	1

Olympic-Kelvin property (Note 4(d)):
Acquisition cost	93,500	93,500
Exploration and development, beginning of year	286,152	267,570
Assessment / taxes	-	236
Field supply and services	1,025	-
Geological	25,932	2,500
Drilling	45,903	15,846
Exploration and development, end of year	359,012	286,152

	452,512	379,652
Less accumulated write-down	(361,070)	(361,070)

Total	91,442	18,582

Total mineral properties interests	315,501	224,101

(a)	Eagle property

In 2003 the Company acquired a 100% interest in 14 quartz leases, located in the Mayo Mining Division of the Yukon, Canada by issuing 200,000 common shares at a price of $0.50 per share for total consideration of $100,000.

(b)	Aumax property

In 2003 the Company acquired a 100% interest in 6 Crown granted mineral claims, located in the Lillooet Mining Division of British Columbia, Canada by issuing 200,000 common shares at a price of $0.50 per share and paying $4,000 in cash for total consideration of $104,000.

(c) Minto property

The Company has a 100% interest in 8 Crown granted mineral claims, 8 reverted Crown granted mineral claims and one located mineral claim, located in the Lillooet Mining Division of British Columbia. The property was written down to a nominal value of $1 in fiscal 2002.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005 and 2004

NOTE 4 - MINERAL PROPERTIES INTERESTS (Continued)

(d) Olympic-Kelvin property

The Company has a 100% interest in 20 reverted Crown granted mineral claims, one located mineral claim and three fractions located in the Lillooet Mining Division of British Columbia. The property was written down entirely in fiscal 2002.

Avino recommenced exploration of the property in fiscal 2004 and costs incurred since then have been deferred.

NOTE 5 - INVESTMENT IN CIA DE MINERA MEXICANA DE AVINO, S.A. DE C.V.

	2005	2004
	$	$

Cia de Minera Mexicana de Avino, S.A. de C.V. (”Cia de Minera”)	1	1

Avino owns 49% of the issued common shares of Cia de Minera, a private company incorporated in Mexico. Cia de Minera is involved in the mining of commercial ores and resource exploration and development, including the operation of a silver mine in the Province of Durango, Mexico. Cia de Minera ceased operations in fiscal 2002 when the operations of its silver mine became uneconomical.

During the year ended January 31, 2005 Avino signed an agreement to purchase the remaining 51% of the issued common shares of Cia de Minera by issuing 4,000,000 of its common shares. The proposed acquisition remains subject to shareholder and regulatory approval and will be recorded as a business combination when shareholder and regulatory approval has been obtained.

During the years ended January 31, 2005 and 2004, Avino has incurred due diligence costs on its intended purchase of Cia de Minera as follows:

	2005	2004
	$	$

Geological assessment	128,419	16,261
Professional fees	22,964	26,835
Advances to Cia de Minera on account of its operations	240,516	79,348

	391,899	122,444

The Company continues to account for its 49% investment in Cia de Minera using the equity method. For fiscal 2005 and 2004 the Company’s share in Cia de Minera’s net losses exceeded the carrying amount of the Company’s investment. The Company does not have a commitment or obligation towards Cia de Minera. Accordingly, the Company has not recorded its equity interest in the losses of Cia de Minera. If Cia de Minera returns to profitable operations, the Company’s equity share in the net income will first be applied against the Company’s equity interest in previously unrecorded losses of Cia de Minera. As at January 31, 2005 the total cumulative amount of losses of Cia de Minera that the Company has not recorded is approximately $Cdn 779,463.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005 and 2004

NOTE 5 - INVESTMENT IN CIA DE MINERA MEXICANA DE AVINO, S.A. DE C.V. (Continued)

The summarized balance sheet of Cia de Minera applying Canadian generally accepted accounting principles as at December 31, 2004 is as follows:

ASSETS
$
Current Assets	141,557
Long Term Investment in Securities	2
Mineral Properties Interests	2
Property, Plant and Equipment	275.555
Incorporation costs	1,707

418,823

LIABILITIES
Current Liabilities	1,810,389
Due to Shareholder	264,183

2,074,572

SHAREHOLDERS’ DEFICIENCY
Share Capital	680,400
Contributed Surplus	169,242
Deficit	(2,505,391)

(1,655,749)

418,823

There were no material transactions for the one month period of January 2005 requiring disclosure in these financial statements.

As at December 31, 2004 Cia de Minera has a working capital deficit of $Cdn 1,668,832 and is dependent upon the financial support of its shareholders to re-commence its operations, to re-commence exploration for economically recoverable mineral reserves and to re-develop its mining and processing operations. It is not determinable whether Cia de Minera’s shareholders will be able to provide the financial support to continue the financing of Cia de Minera’s operating losses until it has reached self-sustaining operations.

As at December 31, 2004 Cia de Minera is subject to the following contingency:

Cia de Minera leases 4 core mineral claims in consideration for royalties. The lessor is currently contesting the underlying royalty agreement, and has filed a legal action claiming royalties owing in the amount of approximately $Cdn 3,770,000. Cia de Minera has accrued a $Cdn 807,000 liability and has paid an additional amount of $Cdn 244,000 into trust on account of royalties owing for past mineral production. Cia de Minera holds the position that it has fully provided for the royalty liability in its accounts, and intends to contest the action vigorously. The likely outcome of the claim is not determinable at this time.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005 and 2004

NOTE 6 - INVESTMENTS IN RELATED COMPANIES

	2005	2004
	$	$
Investments carried at cost:

Bralorne-Pioneer Gold Mines Ltd.	422,848	422,848
Levon Resources Ltd.	4,236	4,236

	427,084	427,084

Bralorne-Pioneer Gold Mines Ltd. (“Bralorne”)

Avino’s investment in Bralorne consists of 179,149 common shares with a quoted market value of $465,787 (2004 - $1,253,974). Bralorne is a public company with common directors.

Levon Resources Ltd. (“Levon”)

Avino’s investment in Levon consists of 141,200 common shares with a quoted market value of $12,708 (2003 - $21,886). Levon is a public company with common directors.

NOTE 7 - SHARE CAPITAL

(a)  Authorized:  100,000,000 common shares without par value

Issued:

	2005		2004
	Shares	Amount	Shares	Amount
		$		$

Balance, beginning of year	9,869,775	16,574,340	6,188,525	13,346,387

Shares issued for cash:
- private placements	-	-	3,151,250	3,121,488
- consideration (receivable) received	-	10,549	-	(11,820)
- exercise of stock options	145,000	161,600	319,000	185,020
- consideration received on prior year’s stock options	-	-	-	3,000
- exercise of warrants	507,000	263,640	211,000	109,720

Stock-based compensation on the exercise of stock options (Note 7(b)):	-	61,155	-	40,770

Future income tax liability on issuance of flow-through shares (Note 8):	-	(41,200)	-	-

Share issuance costs:	-	-	-	(220,225)

	652,000	455,744	3,681,250	3,227,953

Balance, end of year	10,521,775	17,030,084	9,869,775	16,574,340

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005 and 2004

NOTE 7 - SHARE CAPITAL (Continued)

(b) Contributed surplus

	2005	2004
	$	$

Balance, beginning of year	184,969	184,967

Stock-based compensation on stock options granted during the year	81,540	-

Adjustment for change in accounting for stock-based compensation (Note 7(d))	297,621	-

Stock-based compensation on stock options exercised during the year (Note 7(a))	(61,155)	-

Balance, end of year	502,973	184,967

(c)  Warrants:
	Underlying Shares	Weighted Average Exercise Price

Warrants outstanding, January 31, 2003	-	-
Granted	3,151,250	$1.23
Exercised	(211,000)	$0.52
Warrants outstanding, January 31, 2004	2,940,250	$1.28
Exercised	(507,000)	$0.52
Warrants outstanding, January 31, 2005	2,433,250	$1.44

The following share purchase warrants were outstanding as at January 31, 2005:

Warrants Outstanding	Expiry Date	Exercise Price

318,000	August 14, 2005	$0.52
2,115,250	December 19, 2005	$1.58

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005 and 2004

NOTE 7 - SHARE CAPITAL (Continued)

(d) Stock options:
	Underlying Shares	Weighted Average Exercise Price

Stock options outstanding, January 31, 2003	471,000	$0.58

Granted	515,000	$1.20
Exercised	(319,000)	$0.58
Expired	(52,000)	$0.59
Stock options outstanding, January 31, 2004	615,000	$1.01
Exercised	(145,000)	$1.11
Expired	(20,000)	$1.20
Stock options outstanding, January 31, 2005	450,000	$1.09

The following stock options were outstanding as at January 31, 2005:

Stock Options Outstanding	Expiry Date	Exercise Price

80,000	October 23, 2007	$0.58
370,000	October 21, 2008	$1.20

The Company established a stock option plan in fiscal 2005, under which it may grant stock options totaling in aggregate up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to regular employees and persons providing investor-relation or consulting services up to a limit of 5% and 2% respectively of the Company’s total number of issued and outstanding shares per year. The stock options are fully vestable on the date of grant, except those issued to persons providing investor-relation or consulting services, which vest over a period of one year. The option price must be greater or equal to the discounted market price on the grant date and the option expiry date can not exceed five years after the grant date.

Effective February 1, 2004 the Company adopted the new CICA Handbook Section 3870 Stock Based Compensation and Other Stock-Based Payments (“S3870”). Accordingly, the Company recognizes stock-based compensation expense for the estimated fair value of stock options granted to both employees and non-employees. Compensation costs are measured at the fair value at the grant date, and expensed over the expected vesting period. The Company did not grant any stock options in fiscal 2005. Prior to adopting S3870, the Company had adopted the disclosure-only method for reporting the estimated fair value of stock options granted to employees.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005 and 2004

NOTE 7 - SHARE CAPITAL (Continued)

(d) Stock options (continued):

On the third quarter of fiscal 2004, the Company granted 150,000 stock options to non-employee consultants, having a remaining life of 5 years to employees, exercisable at a price of $1.20 per share. Accordingly, the Company recorded in fiscal 2004 consulting expenses totaling $40,770 relating to fair value of these stock options which vested in 2004. The Company recorded in fiscal 2005 consulting expenses totaling $81,540 relating to the fair value of the corresponding stock options which vested in 2005.

In the third quarter of fiscal 2004, the Company further granted 365,000 stock options to employees, having a remaining life of 5 years and exercisable at a price of $1.20 per share. Had compensation cost for the stock-based employee compensation been recorded, based upon the fair value of stock options, additional compensation expense for the year ended January 31, 2004 would have been $297,621. The $297,621 cumulative effect of the non-recognized fair value of stock options granted to employees in 2004 has been charged to opening deficit in the 2005 fiscal year without restatement of prior periods.

The fair value of the options granted to both employees and non-employees in fiscal 2004 was estimated at the date of granting using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 3.0%, dividend yield of 0%, volatility factor of 52%, and a weighted average life of 5 years. The weighted average grant date fair value of the stock options granted in fiscal 2004 was $0.82.

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options which are fully transferable and freely traded. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Pro forma results of operations may be materially different than actual results realized.

(e) Flow-through common shares

The Company issues flow-through common shares to finance part of its exploration expenditures. The income tax deductions related to the exploration expenditures are claimable only by the investors of the flow-through common shares.

As at January 31, 2005, the Company has a commitment to incur a further $258,378 of qualifying Canadian exploration expenditures (as defined in the Canadian Income Tax Act) pursuant to the terms of exercise of flow-through share purchase warrants of which $57,200 are to be incurred by December 31, 2005 and $201,178 by March 31, 2006.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005 and 2004

NOTE 8 - INCOME TAXES

The potential benefit of net operating loss carry forwards has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years.

The components of the net deferred tax asset, the statutory tax rate, the effective tax rate and the elected amount of the valuation allowance are as follows:

	2005	2004
Statutory rate	36%	39%
	$	$

Income taxes recovered at the Canadian statutory rate	293,000	170,000

Less permanent differences:
Stock-based compensation	(29,400)	-

Benefit of tax losses not recognized in year - valuation allowance	(263,600)	(170,000)

Benefit of future income tax asset recognized on renouncement of flow-through share related qualifying exploration expenditures	41,200	-
Income tax recovery (expense) recognized in the year	41,200	-

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	2005	2004
	$	$
Operating loss carry forwards, expiring 2006 - 2012	1,145,000	1,152,000

Canadian exploration expenses, Canadian development
expenses and foreign exploration, and development expenses in excess of book value of mineral properties	604,000	715,000

Undeducted capital cost allowance	73,500	79,500

Deferred tax assets	1,822,500	1,946,500

Less: valuation allowance	(1,822,500)	(1,946,500)

Net deferred tax assets	-	-

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005 and 2004

NOTE 8 - INCOME TAXES (Continued)

Effective March 19, 2004, the Company has adopted the CICA Emerging Issues Committee Abstract 146 (“EIC-146”) Flow-Through Shares in accounting for the future tax liability related to the renouncement of qualified exploration expenditures to investors of the Company’s flow-through share issuances. Accordingly, in 2005, the Company recognized a future tax liability on the date that the qualified exploration expenditures were effectively renounced in the amount of $41,200 and reduced its share capital correspondingly (see Note 7 (a)).

Further in 2004, in accordance with EIC-146, the Company recognized in operations the benefit of previously unrecorded future income tax assets on the renouncement of flow-through share related qualified exploration expenditures in the amount of $41,200.

The EIC146 has been applied to flow-through shares issued subsequent to March 19, 2004.

NOTE 9 - RELATED PARTY BALANCES AND TRANSACTIONS

Balances and transactions with related parties not disclosed elsewhere in these financial statements are as follows:

Due from related parties comprises the following accounts receivable:

	2005	2004
	$	$

Gray Rock Resources Ltd.	-	2,884

	-	2,884

The amount due from the related party was non-interest bearing, non-secured and due on demand. Gray Rock Resources Ltd. is a company with a common director.

(b)	Due to related parties comprise the following accounts payable:

	2005	2004
	$	$

Bralorne	3,145	1,000
Frobisher Securities Ltd. - company controlled by a director	-	892
Oniva International Services Corporation (“Oniva”)	138,499	258,336

	141,644	260,228

The amounts due to related parties are non-interest bearing, non-secured and due on demand.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005 and 2004

NOTE 9 - RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(c)	Oniva provides the Company with certain office and administrative services. Oniva is a private company controlled by two Directors of the Company.

The Company paid or accrued the following amounts for administrative services and expenses to Oniva:

	2005	2004
	$	$

Salaries and benefits	59,884	29,298
Office and miscellaneous	64,262	57,517

	124,146	86,159

(d) The Company paid or accrued the following amounts for management and consulting to related companies, as follows:

	2005	2004
	$	$

Intermark Capital Corp. - company controlled by a director	60,000	30,000
Frobisher Securities Ltd.	-	7,500
Wear Wolfin Design Ltd. - company controlled by a director of a related company	12,500	-

	72,500	37,500

All related party transactions are recorded at the value agreed upon by the Company and the related party.

NOTE 10 - SEGMENTED INFORMATION

Substantially all of the Company’s operations are in one industry, the exploration of precious metals. All mineral property interests held directly by the Company are located in Canada.

NOTE 11 - NET CHANGE IN NON-CASH CURRENT ASSETS AND LIABILITIES

	2005	2004
	$	$

Accounts receivable	(13,432)	(18,892)
Prepaid expenses	(10,066)	(10,056)
Due from related parties	2,884	157,432
Accounts payable and accrued liabilities	19,047	29,555
Due to related parties	(118,584)	(93,915)

	(120,151)	64,124

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2005 and 2004

NOTE 12 - SUBSEQUENT EVENTS

Subsequent to the fiscal year end the following events occurred:

(iv)	The Company issued 572,500 stock options with an exercise price of $1.35 per share and an expiry date of April 5, 2010.

(v)	The Company issued 176,380 common shares for total proceeds of $261,106 pursuant to the exercise of warrants.

(vi)
The Company has submitted an offer on the purchase of mining assets in the Yukon Territory, Canada and paid $100,000 as a deposit relating thereto, pursuant to a request for tender. The mining assets include mineral claims, mining leases, Crown grants, mining equipment, buildings and infrastructure, surface leases and parcels of land. The offer is firm and irrevocable until June 15, 2004, at which time the vendor will select a preferred purchaser and return the $100,000 deposit to the non-selected purchasers. The final purchase is subject to due diligence review and negotiations of subsidiary agreements by the preferred purchaser.

NOTE 13 - COMPARATIVE FIGURES

Certain fiscal 2004 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2005.

CORPORATE DIRECTORY

Shares Traded
TSX Venture Exchange
Symbol: ASM
United States: ASGMF
Frankfurt/Berlin-Bremen: WKN 862191

Head Office
Suite 400
455 Granville Street
Vancouver, British Columbia
Canada V6C 1T1
Tel: (604) 682-3701
Fax: (604) 682-3600
Website: www.avino.com
E-mail: shares@avino.com

Officers & Directors
David Wolfin, President & Director
Louis Wolfin, Founder & Director
Ernest Calvert, Director
Michael Baybak, Director
William G. Kocken, Director
Connie Lillico, Corporate Secretary

Auditors
Hoogendorn Vellmer
Chartered Accountants
Suite 406, 455 Granville Street
Vancouver, British Columbia
Canada V6C 1T1
Tel: (604) 687-3778

Corporate and Shareholder Communications
Jevin Werbes
Jim Baylis
David Greenway
E-Mail: ir@avino.com
Tel: (604) 682-3701

Registrar and Transfer Agent
Pacific Corporate Trust Company
10th Floor, 625 Howe Street
Vancouver, BC V6C 3B8
Tel: (604) 689-9853
Share Capitalization
Issued: 10,521,775
(As at January 31, 2005)
Fully Diluted: 13,405,025
(As at January 31, 2005)
Standard & Poor’s Registered
Member of The Silver Institute
www.silverinstitute.org